Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Worthington Industries, Inc.:
We consent to the use of our reports dated July 30, 2010, with respect to the consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended May 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of May 31, 2010, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus which reports appear in the Annual Report on Form 10-K for the fiscal year ended May 31, 2010 of Worthington Industries, Inc.
/s/ KPMG LLP
Columbus, OH
July 30, 2010